ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

March 1, 2024

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Kimberly A. Browning

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Ms. Browning:

This letter is being filed to respond to additional comments received from you on February 29, 2024 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on November 16, 2023, and the Fund’s comment response letter dated February 27, 2024, responding to initial staff comments received on December 15, 2023 (the “Initial Letter”). The staff’s additional comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 37 to the Registration Statement, which the Registrant expects to be filed on or about March 4, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement, and any comment references noted herein are to the Initial Letter.

Comments

1.	Regarding the response to Comment #2, please clarify what “comparable universe of securities” means.

The Registrant will revise the relevant disclosure as follows:

If the Fund should hold a municipal security that loses its tax exempt status retroactively, the Sub-Adviser will evaluate the after-tax yield of the security relative to the broader universe of U.S. dollar-denominated, investment-grade fixed income debt instruments ~~securities~~ that the Sub-Adviser follows to determine whether to continue to hold or dispose of the security.

2.	Regarding the response to Comment #5.a.:

a.	The staff notes the new disclosure regarding negative average portfolio duration. Please explain the Fund’s strategy with respect to maintaining a negative average portfolio duration. For what purpose would the Fund employ such a strategy and what instruments would the Fund use in connection therewith?

The Registrant will remove the above referenced disclosure.

b.	For fair balance disclosure, please disclose the impact on duration during a period of declining or neutral interest rates and the resulting impact to the Fund.

See above response.

3.	Regarding the responses to Comment #5.c. and Comment #5.e., please clarify the Fund’s consideration of maturity. The response to Comment #5.e., for example, indicates that the Fund intends to remove “certain” references to maturity, but not all.

The Registrant respectfully notes that it believes that the Fund’s disclosure serves to put shareholders on notice that the Fund may invest in securities of any maturity. The Registrant understands that the Sub-Adviser uses any particular criteria with respect to maturity other than maintaining the duration target of the Fund in selecting securities for the Fund.

4.	The staff notes the Registrant’s response to Comment #9.a. Please acknowledge that the staff may not be in a position to grant the Registrant acceleration should the Registrant request acceleration in the future.

The Registrant acknowledges the staff’s comment.

5.	Regarding the response to Comment #9.b., the staff notes the parenthetical, which states “i.e., securities backed by an underlying portfolio of loan obligations, which may include, among others, senior unsecured loans and subordinate corporate loan.” Please delete the phrase “among others.”

The Registrant will make the requested change.

6.	Please delete terms or phrases that suggest that the Fund has not described with specificity the Fund’s principal strategies and risks.

The Registrant respectfully notes that it believes that the Fund’s disclosure provides sufficient specificity for investors to understand the Fund’s principal strategies and risks.

7.	Regarding the responses to Comment #9.b. and #9.c., the staff notes the disclosure regarding credit quality requirements applying at the time of investment. To the extent that an investment is downgraded, would the Fund then be invested principally in junk bonds? Please indicate the lowest grade that would be applicable here and include applicable attendant risk.

The Registrant will revise the third paragraph under “Principal Investment Strategies” as follows:

“Investment-grade” securities are securities that at the time of purchase are rated above Baa3 by at least one nationally recognized statistical rating organizations (“NRSRO”). In the case of a split rated security (that is, two or more NRSROs give a security different ratings), the highest rating shall apply. The Fund may only invest in fixed income investments that have a minimum of B3 by Moody’s Investors Services, Inc. (“Moody’s”) or B- by S&P Global Ratings(“S&P”), or the equivalent by another NRSRO or that are unrated but considered to be of equivalent quality by the Sub-Adviser. Those bonds ratedBaa3/BBB-/BBB-, while considered to be “investment grade,” may have speculative characteristics. Any credit quality requirements as to investments apply only at the time of an investment to which the requirement is applicable and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Accordingly, any later credit quality downgrade or change in circumstances will not be considered in determining whether any investment complies with the Fund’s credit quality limitation or requirement. Nevertheless, while the percentage of investments in investment grade securities is below 80%, the Fund will only purchase qualifying securities and not purchase additional non-investment grade securities.

8.	Regarding the response to Comment #10, please confirm whether the Fund will be investing in subprime mortgages for purposes of its principal investment strategies. If the Fund will not be investing subprime mortgages for purposes of its principal investment strategies, please move this disclosure to the SAI.

The Fund will not invest in subprime mortgages for purposes of its principal investment strategies and will remove such references from the Prospectus.

9.	Regarding the response to Comment #10.c.:

a.	The staff notes the proposed Item 4 disclosure. Please revise this disclosure to summarize the risks related to the specific CLO instruments that the Fund will invest as part of its principal strategies.

b.	The staff notes the proposed Item 9 disclosure. Please ensure that Item 9 is not repetitive with Item 4 and similarly revise the disclosure to summarize the risks related to the specific CLO instruments that the Fund will invest as part of its principal strategies.

c.	The staff notes the reference to “spread compression.” Please include a plain English explanation of this term.

d.	The staff notes the reference to “phantom taxable income.” Please include a plain English explanation of this term.

e.	The staff notes the fourth paragraph under the proposed Item 9 disclosure. Please explain in plain English what is meant by “financial covenants.” Please clarify whether the Fund will only invest in CLOs with financial covenants or will also invest in CLOs without financial covenants. Please ensure that applicable attendant risks are disclosed.

In light of the staff’s additional comments noted above, the Registrant will replace the proposed Item 4 and Item 9 disclosures with the following:

Item 4:

CLO Risk. The risks of investing in CLOs include both the economic risks of the underlying loans combined with the risks associated with the CLO structure governing the priority of payments. The degree of such risk will generally correspond to the specific tranche in which the Fund is invested. The Fund intends to invest primarily in the rated debt tranches of CLOs; however, any such ratings do not constitute a guarantee, may be downgraded, and in stressed market environments it is possible that even senior CLO tranches could experience losses due to actual defaults, increased sensitivity to defaults due to collateral default and the disappearance of the subordinated/equity tranches, market anticipation of defaults, as well as negative market sentiment with respect to CLO securities as an asset class. The Sub-Adviser may not be able to accurately predict how specific CLOs or the portfolio of underlying loans for such CLOs will react to changes or stresses in the market, including changes in interest rates. The most common risks associated with investing in CLOs are liquidity risk, interest rate risk, credit risk, prepayment risk, and the risk of default of the underlying asset, among others.

Item 9:

A CLO is a type of asset-backed security that is typically structured as a trust collateralized by a pool of loans. The cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the instrument in which the Fund invests. The Fund intends to invest primarily in the rated debt tranches of CLOs. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; (iv) the potential of spread compression in the underlying loans of the CLOs, which could reduce credit enhancement in the CLOs; and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than the face value of their investment.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.

10.	Please reconcile the responses to Comments #19 and #21. The staff reissues Comment #21. If non-principal risks are included in the prospectus, please identify them as such or move them to the SAI.

The Registrant will remove the “Swaps Risk” disclosure in response to the staff’s comment.

11.	Regarding the response to Comment #22, please ensure that the disclosure includes a clear recitation of what diversification means under the 1940 Act.

The Registrant confirms that the disclosure will provide a description of what diversification means under the 1940 Act.

12.	The staff reissues Comment #23. See Dear Registrant Letter dated Jan. 3, 1991 (the “1991 Letter”).

The Registrant respectfully declines to make the requested clarification, as it believes the Fund’s current SAI disclosure is consistent with the requirements of Section 8(b)(1)(E) of the 1940 Act and Item 16 of Form N-1A, which refer to describing policies regarding “concentrating investments in a particular industry or group of industries.” (emphasis added) The Registrant notes that the 1991 Letter was rescinded on June 1, 1998, in connection with the effective date of the 1998 amendments to Form N-1A. See Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998) (the “1998 Amendments”). In the 1998 Amendments, the SEC specifically stated that:

Form N-1A, as amended, incorporates certain disclosure requirements from the [Guidelines to current Form N-1A (the “Guides”)] and [Generic Comment Letters prepared by the Division of Investment Management (“GCLs”)]. Other disclosure requirements in the Guides and the GCLs have not been incorporated in Form N-1A because, among other things, they are outdated or result in disclosure about technical, legal, and operational matters generally common to all funds…. Form N-1A, as amended, includes all of the requirements necessary for funds to prepare new or amend existing registration statements.

The 1998 Amendments did not incorporate into Form N-1A the interpretation from the 1991 Letter on foreign governments being subject to a fund’s concentration policy, and therefore that disclosure comment has been rescinded. Nonetheless, the Registrant confirms that the Fund does not currently intend to invest 25% or more of its net assets in sovereign debt of any single foreign country.

13.	The staff reissues Comment #24. Please add clarification consistent with Section 18(f)(1) of the 1940 Act.

The Registrant will revise the disclosure on page 34 of the SAI as follows:

With respect to the fundamental policy relating to borrowing money set forth in (2) above, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. (The Fund’s total assets include the amounts being borrowed.) To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter (not including Sundays and holidays), reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings . . .

14.	The staff notes the Registrant’s responses to Comments #26 and #27. Please acknowledge that the staff may not be in a position to grant the Registrant acceleration should the Registrant request acceleration in the future.

The Registrant acknowledges the staff’s comment.

15.	Regarding the response to Comment #29, please include a summary of Article VI of the Registrant’s Declaration of Trust in the prospectus and disclose that nothing in the Registrant’s Declaration of Trust shall override federal securities law. Please acknowledge that the staff may not be in a position to grant the Registrant acceleration should the Registrant request acceleration in the future.

The Registrant will add the requested disclosure to the prospectus.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer